Mail Stop 4561

December 12, 2007

Mr. David J. Hegarty
President and Chief Operating Officer
Senior Housing Properties Trust
400 Centre Street
Newton, Massachusetts   02458

> **Re: Senior Housing Properties Trust**
> **Form 10-K for the year ended December 31, 2006**
> **Filed February 28, 2007**
> **File No. 001-15319**

Dear Mr. Hegarty:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

10-K for the year ended December 31, 2006

Item 9A – Controls and Procedures, page 50

1.   You disclose that your internal control system is designed to provide reasonable assurance to your management and board of trustees regarding the preparation and fair presentation of published financial statements. You also disclose that you concluded that you maintained effective internal control over financial reporting as of February 2, 2007. Please confirm to us that you concluded that your

controls were effective "at the reasonable assurance level." Furthermore, please include the "at the reasonable assurance level" language in your future filings.

Consolidated Statement of Income, page F-5

2.   We note that you have presented "(Loss)/gain on sale of properties" in your income statement as discontinued operations; however, it appears that this line only includes the (loss)/gain on sale and does not include the results of operations from these properties that were disposed of by sale. Please explain. For reference, please see SFAS 144.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

You may contact Jessica Barberich at (202) 551-3782 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Daniel Gordon
Branch Chief